For period ending October 31, 2011
File number 811-22078
Exhibit 77C

A joint special meeting of interestholders/shareholders ("shareholders") of Master Trust - Prime Master Fund and certain related feeder funds was held on August 16, 2011, and adjourned to August 25, 2011. The results of the votes taken with respect to Prime Master Fund are reported below. Each vote represents proportionate interests held on the record date for the meeting. Prime Master Fund is not aware of any broker non-votes. (Broker non-votes are shares held in street name for which the broker indicates that instructions have not been received from the beneficial owners or other persons entitled to vote and for which the broker does not have discretionary voting authority.) Abstentions and broker non-votes, if any, are counted as shares present for purposes of determining whether a quorum is present but are not voted for or against any adjournment or proposal. Accordingly, abstentions and broker non-votes have the effect of a negative vote on the proposal.

Proposal - To approve a change to the Fund's concentration policies


		       Proportionate
      		      Interests Voted
  Proportionate        For as a % of      Proportionate	       Proportionate
    Interests	           Total	    Interests	      Interests Voted
    Voted For	      Interests Voted     Voted Against	  	  Abstain

15,460,467,191.754	  82.608%	2,808,698,868.903     446,324,738.707


As more fully described in the related proxy statement, this involved a change to Prime Master Fund's concentration policies to enable investment of more than 25% of assets in securities issued by companies in the financial services group of industries. As a result of the approval, under normal circumstances, this fund - and its related feeder portfolios - are required to invest more than 25% of their total assets in the financial services sector.